20 December 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 19 December 2006, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc. and certain of its affiliates in the ordinary shares of Reed Elsevier PLC is
113,392,467, representing 8.95% of the Company’s current issued share capital, of which 56,447,755 shares, representing 4.45% of the Company’s share capital are held by Capital Guardian Trust Company and 40,891,437 shares, representing 3.22% of the Company’s share capital are held by Capital International Limited.